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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. _____)




                            Seal Holdings Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.20 per share
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                         (Title of Class of Securities)

                                   812070 10 0
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                                 (CUSIP Number)

                              Stuart L. Rosow, Esq.
                               Proskauer Rose, LLP
                                  1585 Broadway
                          New York, New York 10036-8299
                                 (212) 969-3000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  April 2, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

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                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  812070 10 0                                   Page 2 of 6 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           M. Lee Pearce, M.D.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00(1)
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       10,318,419(2)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       10,318,419(2)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X](2)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                91%(3)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Acquired as a result of an Agreement and Plan of Exchange between Seal Holdings Corporation and the reporting person effective April 2, 1999.
(2) Does not include (i) 25,000 shares of Class B Common Stock, which are owned by Lauderdale Holdings Corporation, a Florida corporation, of which the Reporting Person is the sole shareholder, or (ii) 2,000,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Shares") that are automatically convertible into 20,000,000 shares of Class A Common Shares at such time as the Company's stockholders approve an amendment to the Company's Certificate of Incorporation to increase its authorized shares of Class A Common Shares at the Company's Annual Meeting of Stockholders. Until such time as the Series A Preferred Stock is converted, the reporting person is entitled to ten votes for each one share of Series A Preferred Stock held.
(3) After giving effect to the conversion of the Series A Convertible Preferred Stock as described herein.

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Item 1. Security and Issuer

This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, par value $.20 per share (the "Class A Common Shares") of Seal Holdings Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer is located at 5601 North Dixie Highway, Suite 411, Fort Lauderdale, Florida 33334.

The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provision of such Exhibits.

Item 2. Identity and Background

(a)-(c) This Schedule 13D is filed by M. Lee Pearce, M.D. ("Reporting Person"), an individual who is a private investor, and whose business address is 5601 North Dixie Highway, Suite 411, Fort Lauderdale, Florida 33334.

(d)-(f) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

All of the shares of the Issuer were acquired by the Reporting Person in connection with (i) an Agreement and Plan of Exchange (the "Agreement") dated as of December 31, 1998 and effective April 2, 1999, between the Issuer and OH, Inc. ("Oakridge"), of which the Reporting Person was the sole shareholder, and (ii) a Securities Exchange Agreement (the "Exchange Agreement") between the Issuer and the Reporting Person effective April 2, 1999. Pursuant to the Agreement and the Exchange Agreement , the Issuer exchanged 10,368,419 shares of its Class A Common Shares and 2,000,000 shares of its Series A Convertible Preferred Stock (the "Series A Preferred Shares") for all of the issued and outstanding shares of common stock of Oakridge that were held by the Reporting Person. The Series A Preferred Shares are automatically convertible into 20,000,000 shares of Class A Common Shares at such time as the Company's stockholders approve an amendment to the Company's Certificate of Incorporation to increase its authorized shares of Class A Common Shares at the Company's Annual Meeting of Stockholders. The Reporting Person also acquired 25,000 shares of Class B Common Stock (which represents all of the issued and outstanding shares of Class B Common Stock) from First Magnum Corporation, whose sole stockholder, officer and director, Thomas M. Ferguson, is the former President and Chief Executive Officer of the Issuer, and who still serves as a director of the Issuer.

Item 4. Purpose of Transaction

The Class A Common Shares and Series A Preferred Shares were acquired by the Reporting Person pursuant to the Agreement and the Exchange Agreement described in Item 3 above. The Reporting Person presently intends to hold the Issuer's shares for investment.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the transactions contemplated by the Exchange Agreement and the Purchase Agreement described herein.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) Effective April 2, 1999, two of the three previous members of the Issuer's Board of Directors resigned in their capacities as members of the Board and as executive officers of the Issuer. The third member of the Board of Directors resigned as an executive officer of the Issuer but remained as a member of the Board. On April 2, 1999, the sole remaining director appointed two new directors to replace the two vacancies resulting from the resignations and

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appointed a new President, Chief Financial Officer and Secretary. Subsequently,
on April 5, 1999, the Board of irectors appointed the Reporting Person to the Board of Directors and as Chairman of the Board.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) As a result of the transactions described herein, the primary business of the Issuer will be those operated through OH, Inc.'s subsidiaries, which is the provision of medical care including the operation of out-patient facilities.

(g) Currently, the Issuer does not have a sufficient number of authorized Class A Common Shares to be issued upon the conversion of the Series A Preferred Shares. As a result, at the Issuer's Annual Meeting of Stockholders, the Issuer will seek approval, among other things, to increase the number of authorized shares of Class A Common Shares, as contemplated by the Exchange Agreement.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to crease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The number of Class A Common Shares is equal to 10,318,419, which constitutes 90% of the outstanding Class A Common Shares as of April 2, 1999 (and after giving effect to the conversion of 2,000,000 Series A Preferred Shares into 20,000,000 Series A Common Shares, 30,318,419 shares of Class A Common Shares, which constitutes 91% of the outstanding Class A Common Shares on a fully diluted basis, after giving affect to outstanding options as of April
2, 1999). The Reporting Person also owns 25,000 shares of Class B Common Stock, which represents all of the issued and outstanding shares of that class of stock.

(b) The Reporting Person has the sole power to vote and to dispose or direct the disposition of (i)m 10,318,419 Class A Common Shares. The Reporting Person also has the sole power to vote and to dispose or direct the disposition of 2,000,000 Series A Preferred Shares which shares entitle the Reporting Person to ten votes for each Series A Preferred Share so held).

(c) On April 3, 1999, the Reporting Person transferred (i) 100,000 shares of Class A Common Shares to Benedetto, Gartland & Company, Inc., a New York corporation ("Benedetto") and (ii) 50,000 shares of Class A Common Shares to John Rydzewski, a director of the Issuer and a principal of Benedetto, in satisfaction of certain investment banking fees earned by Benedetto in connection with the Agreement. All of the shares transferred are restricted securities under the Securities Act of 1933, as amended, ad therefore, are not readily transferable.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Class A Common Shares obtainable by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to Be Filed as Exhibits

(a) Agreement and Plan of Exchange dated as of December 31, 1998 and effective April 2, 1999, between the Issuer and OH, Inc.

(b) Securities Exchange Agreement dated April 2, 1999 between the Issuer and the Reporting Person.

(c) Certificate of Preferred Stock Designation of Seal Holdings Corporation filed March 23, 1999.

(d) Stock Purchase Agreement dated as of the 21st day of December, 1998, between First Magnum Corporation, a Florida corporation, Thomas M. Ferguson and Lauderdale Holdings, Inc., a Florida corporation.
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    Date: April 12, 1999
                                                         -----------------------

                                                    /s/ Milre Pearce
                                                    ----------------------------
                                                    Signature